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FORTIS

Solid partners, flexible solutions

Press release

Brussels / Utrecht, 21 April 2004

Nomination of Non-executive Directors

At its meeting of 21 April 2004, the Board of Directors of Fortis decided to propose to its Shareholders the appointment of Messrs Richard Delbridge, Jacques Manardo, Ronald Sandler and Rana Talwar as non-executive Directors.

On 21 April, Mr Jaap Glasz informed the Board that, due to health problems limiting his availability, he wished to put an end to his mandate, at the closure of the meetings of shareholders of 26 May 2004. Honouring Mr J. Glasz's wish, the Board, consequently, will not propose his reappointment at the Shareholders' Meeting. The members of the Board then expressed their profound gratitude to Mr J. Glasz. During his co-chairmanship with Mr Maurice Lippens, Fortis benefited from his extensive experience in Boards' leadership. Mr J. Glasz played a leading role in the process that led to the strengthening of the international composition of the Fortis Board of Directors.

Upon proposal made by Messrs J. Glasz and M. Lippens, Chairmen, and based on the positive recommendation of its "Compensation and Nominating Committee", the Board of Fortis has approved the nomination of four new board members, to be submitted for appointment to the Shareholders meetings of 26 May 2004.

By joining the Board, Messrs **R. Delbridge** (61), **J. Manardo** (57), **R. Sandler** (52) and **R. Talwar** (56) will bring to Fortis their strong knowledge of the financial services business on a global scale, sound international operational experience, and expertise in financial, accounting and audit matters.

On 10 March the Board decided to propose the reappointment of Messrs Anton van Rossum, Jan-Michiel Hessels and Piet Van Waeyenberge and the appointment of Mr Philippe Bodson.

Subject to the approval of the Board's proposals by the Shareholders, the Board will be composed of Mr A. van Rossum (58), CEO, and of the following non-executive directors:

Maurice Lippens (61, Belgian), Chairman, Jan Slechte (66, Dutch), Deputy-Chairman, Philippe Bodson (60, Belgian), Richard Delbridge (61, British), Jan-Michiel Hessels (62, Dutch), Daniel Janssen (68, Belgian), Jacques Manardo (57, French), Annemieke Roobeek (47, Dutch), Ron Sandler (52, German), Rana Talwar (56, Indian), Piet Van Waeyenberge (66, Belgian), Klaas Westdijk (63, Dutch).

Fortis's Shareholders Meetings will be held on 26 May 2004 at 9.15 am (CET) in Brussels and at 3.00 pm (CET) in Utrecht. The Agendas will be published on 28 April 2004.

Appendix: CVs of Messrs R. Delbridge, J. Manardo, R. Sandler and R. Talwar

Fortis

Rue Royale 20
1000 Brussels
Belgium

Archimedeslaan 6
3584 BA Utrecht
The Netherlands

www.fortis.com

Appendix

Mr Richard Delbridge (61) is of British nationality. He graduated from the London School of Economics and has an MBA from the University of California at Berkeley.

From 1963 to 1976, he was with Arthur Andersen, where he became Partner in 1974.

In 1976, he joined JP Morgan as Vice President, responsible for international operations and systems based in London. In 1980, he was appointed Senior Vice President and Comptroller of JP Morgan and Co and Morgan Guaranty Trust Co and was based in New York. In 1985 he returned to the United Kingdom, first as a Deputy General Manager UK and then as Managing Director and General Manager UK.

In 1989, he joined Midland Bank PLC as CFO and Main Board Director. After the acquisition in 1992 of Midland Bank PLC by HSBC, he became Group Finance Director of HSBC Holdings PLC, a position he retained until the end of 1995.

In 1996 he became CFO and a Director of National Westminster Bank PLC, and held this role until the sale of Natwest to Royal Bank of Scotland in 2000.

Since then Mr R. Delbridge has focused on his career as a Non-Executive Director. He is currently Non Executive Director on the Boards of Tate & Lyle PLC, Cazenove PLC, Gallaher Group PLC and Balfour Beatty PLC.

Mr Jacques Manardo (57) is of French nationality. He holds a Masters' degree in Private Law and is a Chartered Accountant.

From 1968 to 1981, he was an Auditor with Coopers Brothers, then Coopers & Lybrand, of which he became Partner in 1972. In 1981, he was co-founder of the French Audit and Consulting Firm, associated with Touche Ross, which merged in 1989 with Deloitte to form Deloitte & Touche.

Mr J. Manardo was CEO of the French firm from 1981 (200 people in 1981), and then of the Franco-Spanish firm until 2000 (5,000 people). Within Deloitte & Touche, he was, from 1985 to 1997, Chairman of the European region, from 1998 to 2000, Global Managing Partner Strategic Clients, and from 1984 to 2001 Member of the Worldwide Executive Committee.

He has been also Chairman of the Big 6 European "Contact Group" and Member of the International Accounting Standards Committee (IASC), "Strategy Working Party".

After leaving Deloitte & Touche in 2001, he was retained by the same firm as Advisor for worldwide missions, following the disintegration of Andersen and the spin off of non audit businesses of Deloitte & Touche.

In 2002 he founded the GEM Group, a holding company, which he chairs and which consists of a number of start up companies with different service offerings.

A Chevalier de la Légion d'Honneur, Mr J. Manardo is Chairman of INEUM Consulting, has served as a Board member of the IMD School in Lausanne and of the World Business Council for Sustainable Development in Geneva.

Mr Ronald Sandler (52) is of German nationality. He has an MA in engineering from Cambridge University and an MBA from Stanford University (USA).

He started his professional career in 1976 in management consultancy with The Boston Consulting Group, initially in London and subsequently in California.

In 1984, he was appointed Managing Director UK of Booz Allen & Hamilton. He subsequently became Chief Executive of Exco PLC, leading the flotation of this company on the London Stock Exchange in 1994.

He was Chief Executive of Lloyd's of London from 1995 until 1999, playing a key role in Lloyd's reconstruction.

In 1999 and 2000, he was Executive Director and Chief Operating Officer of National Westminster Bank.

In 2001, he was appointed by the British government to conduct a review of the UK long-term savings industry. His report was published in 2002.

Mr R. Sandler is a member of the Financial Capability Steering Group of the FSA, and Deputy-President of the Institute of Financial Services. He is Chairman of Computacenter PLC and of Kyte Group, and a member of the Partnership Council of lawyers Herbert Smith.

Mr Rana Talwar (56) an Indian national, is based in London.
He graduated in Economics, History and Psychology from Delhi University.

From 1969 until 1997 he worked with Citibank. From 1969 until 1977 in India, then in Saudi Arabia and Hong Kong and from 1988 in Singapore, as Division Head Asia Pacific.

In 1991, he became Executive Vice-President Asia Pacific and Middle East and Member of Citicorp/Citibank Policy Committee.
From 1995 until 1997 he was Executive Vice President, North America and Europe, based in Brussels and Chicago.

Mr R. Talwar left Citibank in 1997 to become Group Executive Director of Standard Chartered PLC, London, of which he became Group Chief Executive from 1998 until 2001.

In 2002, Mr R. Talwar set up Sabre Capital Worldwide, a private equity business, aiming at the acquisition of financial institutions, with a focus on emerging markets.

He is also non-executive director of Pearson PLC and governor of the London Business School and of the Indian School of Business.

Fortis is an international financial services provider active in the fields of banking and insurance. With a market capitalization of EUR 22.5 billion (31/03/04) and around 54,000 employees, Fortis ranks in the top 20 European financial institutions. In its home market, the Benelux countries, Fortis occupies a leading position and offers a broad range of financial services to individuals, companies and the public sector. Outside its home market, Fortis concentrates on selected market segments. Fortis is listed on the exchanges of Amsterdam, Brussels and Luxembourg and has a sponsored ADR programme in the United States. More information is available on www.fortis.com

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